Exhibit 99.1

EZGO Announces 1-for-150 Reverse Share Split Effective May 19, 2026

CHANGZHOU, China, May 15, 2026 /PRNewswire/ -- EZGO Technologies Ltd. (Nasdaq: EZGO) (“EZGO” or “we,” “our,” or the “Company”), a leading short-distance transportation solutions provider in China, today announced that on May 6, 2026, its board of directors approved a reverse split of its ordinary shares on a one-for-one-hundred and fifty basis (the “Reverse Share Split”). The Company’s ordinary shares will begin trading on a post-split basis on May 19, 2026.

As a result of the Reverse Share Split, every one-hundred and fifty (150) issued ordinary shares of the Company will be automatically combined into one (1) issued ordinary share, with fractional shares rounded to the nearest whole share, and without any action required on the part of the shareholders. Following the Reverse Share Split, the total number of issued and outstanding ordinary shares will be reduced from 345,884,745 to approximately 2,305,899. The Company’s ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “EZGO,” under a new CUSIP number – G5279F300. The Reverse Share Split is intended to increase the market price per share of the Company’s ordinary shares to allow the Company to maintain compliance with Nasdaq continued listing requirements.

No fractional shares will be issued as a result of the Reverse Share Split. Shareholders who would receive a fractional share as a result of the 150 for 1 Reverse Split shall receive, if they hold a fractional share equal to one-half or more, a full ordinary share, and if they hold a fractional share equal to less than one-half of an ordinary share, then that fractional share will be cancelled.

The Reverse Share Split will not be submitted to a vote of the Company’s shareholders as a vote was not required under the laws of the British Virgin Islands.

The Company’s transfer agent, VStock Transfer, LLC, will act as the exchange agent. Adjustments made to ordinary shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact VStock Transfer, LLC for further information at (212) 828-8436.

About EZGO Technologies Ltd.

Leveraging an Internet of Things (IoT) product and service platform and two e-bicycle brands, “EZGO” and “Cenbird,” EZGO has established a business model centered on the design, manufacturing and sale of two-and three-wheeled electric vehicles, intelligent robots, complemented by electric vehicle accessories including batteries, charging piles and electronic control system. For additional information, please visit EZGO’s website at www.ezgotech.com.cn. Investors can visit the “Investor Relations” section of EZGO’s website at www.ezgotech.com.cn/Investor.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the short-distance transportation solutions market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”), including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company:

Shawn Wen

Phone: +86 13502829216

Email: ir@ez-go.com.cn